SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 - NIRE 29300006939

A PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

OF JUNE 27, 2017

The shareholders of BRASKEM S.A. (“Company”) are hereby called to hold an Extraordinary General Meeting on June 27, 2017, at 10:00 a.m., at the Company’s principal place of business located at Rua Eteno, no 1.561, Pólo Petroquímico, in the Municipality of Camaçari, State of Bahia, in order to resolve on the replacement of four (4) sitting members and one (1) alternate member of the Board of Directors of the Company, all of them indicated by the controlling shareholder, for the remaining term of office in course, which will end at the time of the Ordinary General Meeting that will review the managers’ accounts for the fiscal year ending on December 31, 2017.

Camaçari/BA, June 09, 2017.

Newton de Souza

Chairman of the Board of Directors

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General Information:

1)   The Management’s Proposal (“Proposal”) contemplating the entirety of the documentation related to the matters included in the Agenda, as well as other relevant information to exercise voting rights in the General Meeting, were made available to the Company's shareholders on the date hereof, pursuant to CVM Ruling No. 481/09, as amended (“ICVM 481”), and may be accessed through the CVM website (www.cvm.gov.br), the BM&FBOVESPA website (www.bmfbovespa.com.br) or the Company website (www.braskem-ri.com.br).

2)   The Shareholder may participate in person or by a duly appointed proxy. With a view to expediting the works of the General Meeting, the Company's Management requests that the shareholders file with the Company, at the offices located at Rua Lemos Monteiro, 120, 22º andar, Butantã, CEP 05501-050, São Paulo, SP, at least 72 hours prior to the date scheduled for the Meeting, the following documents: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, within 8 days of the holding of the Meeting; (ii) power of attorney, duly compliant with the law, in case of proxy representation of the shareholder, with grantor’s signature certified by a notary public, consularization or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors' election (if any) and minutes of the Executive Board election if the shareholder is a legal entity; and/or (iii) with respect to shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. The shareholder or the legal representative thereof shall attend the General Meeting in possession of the proper identification documents.

However, it is worth stressing that, under Paragraph 2 of article 5 of ICVM 481, the shareholder that attends the General Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not accept powers of attorney granted by shareholders by electronic means.

3)      Based on the Health, Security and Environment (HSE) Standards in force at the Company’s principal place of business, which set forth the guidelines for control of access and movement of people and vehicles in the indoor and outdoor areas of the principal place of business, we kindly request the Shareholders, and also their legal representatives in the General Meeting called herein, to arrive at least 30 minutes before the time such General Meeting is scheduled to start, in order to ensure observance of the procedures of training on the basic HSE instructions in force at the Company, which are available for consultation at its principal place of business.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.